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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March 2017	Commission File Number: 1-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

 INCORPORATION BY REFERENCE

        The information included in this Form 6-K, including Exhibit 1 attached hereto, is not incorporated by reference into, and does not form a part of, any registration statement previously filed by the Registrant.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 10, 2017	By:	/s/ Paul Rivett
Name: Paul Rivett Title: President

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	2016 Annual Report

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INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT INDEX